ROCKWELL DIAMONDS INC.
Suite 1020 - 800 West Pender Street
Vancouver, B.C. V6C 2V6
Telephone No. (604) 684-6365 / Fax No. (604) 684-8092

NOTICE OF ANNUAL AND SPECIAL GENERAL MEETING OF SHAREHOLDERS

TAKE NOTICE that the Annual and Special General Meeting (the “Meeting”) of Shareholders of Rockwell Diamonds Inc. (“Rockwell”) will be held at The Fairmont Royal York Hotel in the Library Room (Main Mezzanine Level), 100 Front Street West, Toronto, Ontario, on November 22, 2007, at 2:00 p.m., Eastern time, for the following purposes:

Annual Meeting Matters

1.

To receive the report of the directors of the Company, the audited financial statements of the Company for its fiscal period ended May 31, 2007, the report of the auditor thereon and related management discussion and analysis.

2.	To elect eight (8) directors of the Company for the ensuing year.

3.	To appoint an auditor of the Company for the ensuing year.

Special Meeting Matters

4.	To consider and if thought fit, approve an ordinary resolution to continue the Company’s Share Option Plan.

An Information Circular and form of proxy accompany this Notice. The Information Circular contains details of matters to be considered at the Meeting. The above meeting matters are deemed to include consideration of any permitted amendment to or variation of any matter identified in this Notice and to transact such other business as may properly come before the Meeting or any adjournment thereof. Management is not aware of any other matters which are expected to come before the Meeting.

Shareholders who are unable to attend the Meeting in person and who wish to ensure that their shares will be voted at the Meeting are requested to complete, date and sign the enclosed form of proxy, or another suitable form of proxy, and deliver it in accordance with the instructions set out in the form of Proxy and in the Information Circular.

An unregistered shareholder who plans to attend the Meeting must follow the instructions set out in the form of proxy or voting instruction form and in the Information Circular to ensure that such shareholder’s shares will be voted at the Meeting. If you hold your shares in a brokerage account you are not a registered shareholder.

Dated at Vancouver, British Columbia, this 23rd day of October, 2007.

BY ORDER OF THE BOARD

John Bristow
Chief Executive Officer